Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $16,200,000.00 Callable Exchangeable Equity-Linked Notes due 2021

This prospectus supplement addendum relates to $3,700,000.00 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this prospectus supplement addendum.  $12,500,000.00 principal amount of the notes, which we call the “original notes,” were issued on February 19, 2014, as described in the accompanying prospectus supplement no. 2693 dated February 11, 2014.  The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38147QLX2) and ISIN (US38147QLX24) numbers. In this prospectus supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 2693 dated February 11, 2014, the accompanying prospectus supplement dated September 19, 2011 and the accompanying prospectus dated September 19, 2011.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page S-8 of the accompanying prospectus supplement no. 2693 dated February 11, 2014.  You should read the additional disclosure regarding the terms of the notes, risk factors and the index stock in the accompanying prospectus supplement no. 2693 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the reopened notes were set on the trade date for the reopened notes (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $989 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date : March 3, 2014	Original issue price: 101.75% of the face amount of the reopened notes

Underwriting discount: 0.375% of the face amount of the reopened notes	Net proceeds to issuer: 101.375% of the face amount of the reopened notes

We may decide to sell additional notes after the date the reopened notes were traded (February 26, 2014) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement addendum, the accompanying prospectus supplement no. 2693, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. 2693 Addendum dated February 26, 2014

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this prospectus supplement addendum in connection with offers and sales of the notes in market-making transactions.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•             Prospectus supplement no. 2693 dated February 11, 2014

•             Prospectus supplement dated September 19, 2011

•             Prospectus dated September 19, 2011

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

Index Stock Issuer

The index stock issuer is Google Inc.  According to publicly available information, Google Inc. is a global technology company that generates revenue primarily by delivering online advertising.

Historical High, Low and Closing Levels of the Index Stock

The closing level of the index stock has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the index stock during any period shown below is not an indication that the index stock is more or less likely to increase or decrease at any time during the life of your notes.

	High	Low	Closing
2014
Quarter ending March 30 (through February 26, 2014)	1,220.17	1,101.23	1,220.17

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified above. Goldman, Sachs & Co. proposes initially to offer the reopened notes to the public at the original issue price specified above.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the reopened notes against payment therefor in New York, New York on March 3, 2014, which is the third scheduled business day following the date of this prospectus supplement addendum and of the pricing of the reopened notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the reopened notes offered by this prospectus supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.